UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May 2008

EXFO Electro-Optical Engineering Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On April 22, 2008, EXFO Electro-Optical Engineering Inc., a Canadian corporation, announced that it has completed its acquisition of all issued and outstanding shares of Brix Networks Inc., a global provider of open and extensible converged service assurance solutions. This report on Form 6-K sets forth the press release issued on April 22, 2008 relating to EXFO’s announcement and certain information relating to the completed transaction and the Material Change Report being filed in Canada.

This press release and Material Change Report contain material information relating to EXFO and are hereby incorporated as documents by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: May 2, 2008

FORM 51-102F3
MATERIAL CHANGE REPORT

EXFO Electro-Optical Engineering Inc. (“EXFO”)

ITEM 1:                 Name and Address of Company

EXFO Electro-Optical Engineering Inc.
400 Godin Avenue
Quebec, Quebec, G1M 2K2
Canada

ITEM 2:                 Date of Material Change

April 22, 2008.

ITEM 3:                 News Release

EXFO issued a press release indicating the material change on April 22, 2008 in Canada on Canada NewsWire and in the United States on New York Metro. A copy of the press release is attached hereto and forms an integral part hereof.

ITEM 4:                 Summary of Material Change

EXFO announced on April 22, 2008 that it had completed its acquisition of all issued and outstanding shares of Brix Networks Inc., a global provider of open and extensible converged service assurance solutions.

Earlier this month, GEXFO Distribution Internationale Inc. a wholly owned subsidiary of EXFO signed an agreement to acquire all the shares of Brix Networks Inc. for US$28.5 million in cash and an additional growth-incentive earn-out based upon the achievement of bookings levels exceeding US$16 million in the 12 months following the closing date of the transaction. The total purchase price could reach US$37.5 million, including a maximum earn-out and other acquisition-related costs.

ITEM 5:                 Full Description of Material Change

EXFO announced on April 22, 2008 that it had completed its acquisition of all issued and outstanding shares of Brix Networks Inc., a global provider of open and extensible converged service assurance solutions.

Earlier this month, GEXFO Distribution Internationale Inc. (“GEXFO”) a wholly owned subsidiary of EXFO signed an agreement to acquire all the shares of Brix Networks Inc. for US$28.5 million in cash and an additional growth-incentive earn-out based upon the achievement of bookings levels exceeding US$16 million in the 12 months following the closing date of the transaction. The total purchase price could reach US$37.5 million, including a maximum earn-out and other acquisition-related costs.

The deal is expected to be negative to earnings for the remainder of fiscal 2008, neutral in fiscal 2009 and accretive in 2010, excluding stock-based compensation costs and after-tax amortisation-related costs.

Brix Networks, a privately held company headquartered near Boston, Mass., brings to EXFO deep expertise in IP service assurance technology that was developed through substantial R&D investments in the last nine years. The company's distributed, probe-based solutions proactively monitor next-generation, converged IP networks to assure that voice, video and data services are delivered with the quality of service (QoS) and quality of experience (QoE) demanded by users.

ITEM 6:                 Reliance on subsection 7.1(2) or (3) of Regulation 51-102

Not applicable.

ITEM 7:                 Omitted Information

Not applicable.

ITEM 8:                 Executive Officer

For further information, please contact Mr. Pierre Plamondon, Vice-President Finance and Chief Financial Officer or Benoit Ringuette, General Counsel and Corporate Secretary at 418.683.0211.

ITEM 9:                 Date of Report

May 2, 2008

EXFO ELECTRO-OPTICAL ENGINEERING INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: May 2, 2008

EXFO Completes Acquisition of Brix Networks and Raises Sales Guidance

QUEBEC CITY, CANADA, April 22, 2008 – EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO; TSX: EXF) announced today that it has completed its acquisition of Brix Networks, a global provider of open and extensible converged service assurance solutions.

Earlier this month, EXFO signed an agreement to purchase all the shares of Brix Networks for US$28.5 million in cash and an additional growth-incentive earn-out based upon the achievement of bookings levels exceeding US$16 million in the 12 months following the closing date of the transaction. Total purchase price could reach US$37.5 million, including a maximum earn-out and other acquisition-related costs.

The deal is expected to be negative to earnings for the remainder of fiscal 2008, neutral in fiscal 2009 and accretive in 2010, excluding stock-based compensation costs and after-tax amortization of intangible assets.

Brix Networks, a privately held company headquartered near Boston, Mass., brings to EXFO deep expertise in IP service assurance technology that was developed through substantial R&D investments in the last nine years. The company’s distributed, probe-based solutions proactively monitor next-generation, converged IP networks to assure that voice, video and data services are delivered with the quality of service (QoS) and quality of experience (QoE) demanded by users.

“The closing has been swift with both parties highly committed to optimization of synergies, acceleration of growth and execution of a detailed integration plan in order to drive maximum mid- and long-term value creation,” said Germain Lamonde, EXFO’s Chairman, President and CEO. “With the acquisition of Brix Networks and the recently acquired Navtel Communications, we are transforming ourselves into a best-of-class, next-generation network technology and market leader ― testing the protocol stack all the way up to the application layer and across the full technology lifecycle ― for network equipment manufacturers and network service providers. Now, the real work begins by executing the plan and creating shareholder value on a long-term basis.”

To account for Brix Networks’ results of operations with about 40 days left in the third quarter of fiscal 2008, EXFO raised its sales guidance from between US$45.0 and US$48.0 million to between US$46.0 and US$50.0 million for the quarter ending May 31, 2008. The company’s GAAP net earnings outlook, meanwhile, moved from between US$0.03 and US$0.06 per diluted share to between US$0.01 and US$0.05 per diluted share. Given additional intangible assets related to the acquisition of Brix Networks, GAAP net earnings will include US$0.02 per diluted share for stock-based compensation costs and the after-tax effect of amortization of intangible assets in the third quarter of fiscal 2008 compared to US$0.01 per diluted share in previous quarters.

It should be noted that EXFO has not yet completed the purchase price allocation of its two newly acquired businesses, namely Brix Networks and Navtel Communications, and continues to assess the value of these acquired companies including intangible assets and goodwill.

About EXFO
EXFO is the second-largest provider of portable test and measurement solutions in the global telecommunications industry and is positioning itself as a leader in next-generation network (NGN) testing and monitoring applications. The Telecom Division, which represents about 85% of the company's business, offers a full suite of test solutions and monitoring systems to network service providers, cable TV operators, network equipment manufacturers and component manufacturers in approximately 70 countries. EXFO is the global market leader for portable optical test solutions with an estimated 25.5% market share in calendar 2006, a technology leader in NGN protocol test and monitoring solutions, as well as in access network test solutions, to enable triple-play deployments and converged IP networking. The company’s modular AXS-200, FTB-200, FTB-400, IQS-600 (Windows/PC-based) and InterWatch platforms host a wide range of test solutions covering all layers on a network infrastructure and extending across the full technology lifecycle.

The Life Sciences and Industrial Division offers value-added light-based solutions in high-precision medical device and opto-electronics assembly sectors, and advanced fluorescence microscopy and electrophysiology solutions for the life sciences sector. For more information about EXFO’s Telecom Division, visit www.EXFO.com, and for its Life Sciences and Industrial Division, visit www.EXFO-LSI.com.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, will, expect, believe, anticipate, intend, could, estimate, continue, or the negative or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including consolidation in the global telecommunications test, measurement and monitoring industry; capital spending levels in the telecommunications, life sciences and high-precision assembly sectors; concentration of sales; fluctuating exchange rates and our ability to execute in these uncertain conditions; the effects of the additional actions we have taken in response to such economic uncertainty (including our ability to quickly adapt cost structures with anticipated levels of business, ability to manage inventory levels with market demand); market acceptance of our new products and other upcoming products; limited visibility with regards to customer orders and the timing of such orders; our ability to successfully integrate our acquired and to-be-acquired businesses; our ability to successfully expand international operations; the retention of key technical and management personnel; and future economic, competitive and market conditions, including any slowdown or recession in the global economy. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Manager, Investor Relations
(418) 683-0913, Ext. 3733
vance.oliver@EXFO.com